UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO SHAREHOLDERS

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) informs that, on July 3, 2013, at 4 p.m., the Company held an extraordinary general meeting, at which it announced to Shareholders (as defined below) the right of first refusal to acquire shares representing one hundred per cent (100%) of the share capital of Zurich Santander Brasil Seguros e Previdência S.A. (formerly Santander Seguros S.A.), a company enrolled with the Brazilian National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 87.376.109/0001-06  (“Zurich Santander Previdência”), on the terms and for the purposes of article 253, I of Law 6404/76, as a result of the Company’s decision to dispose of all the Zurich Santander Previdência shares, pursuant to the Stock Purchase Agreement dated July 14, 2011 (as amended, “Stock Purchase Agreement”), to (i) Zurich Santander Insurance America S.L. (formerly ZS Insurance America S.L.), a holding company with its head office in Spain (“ZS Insurance”), held directly or indirectly, 51% by Zurich Financial Services Ltd. and its affiliates, and 49% by the Company’s controlling shareholder, Banco Santander, S.A. (“Controlling Company”), noting that such equity interest held by ZS Insurance was later contributed (“Contribution”) to its wholly-owned subsidiary Zurich Santander Holding (Spain) S.L. (“Holding”), a holding company with headquarterd in Spain, and (ii) Inversiones ZS America SPA, a company headquarterdin Chile and fully held by ZS Insurance (“Inversiones ZS” and, jointly with the Holding, the “Buyers”), all as stated in the Material Facts dated February 22, 2011, July 14, 2011, October 5, 2011 and May 10, 2013.

1.         The holders of common or preferred shares issued by the Company and/or of Units  representing shares issued by the Company on July 3, 2013 (“Shareholders” and “Company’s Securities”, respectively) will have the right of first refusal, in proportion with their participation in the Company’s share capital on such date, to acquire eleven billion two hundred and fifty-one million one hundred and seventy-four thousand and nine hundred and fifty-one (11,251,174,951) common shares representing one hundred per cent (100%) of the share capital of Zurich Santander Previdência (“Shares”), in the proportion of 0.0282694005 common shares of Zurich Santander Previdência for each common or preferred share then held in the Company or 2.9682870505   common shares of Zurich Santander Previdência for each Unit  held, considering that each Unit  represents 55 common shares and 50 preferred shares of the Company, noting that eventual fractional Shares will be disregarded upon the eventual Shares acquisition (“Right of First Refusal”).

2.         On the terms of the Stock Purchase Agreement and the Contribution, the Controlling Company have already assigned its Right of First Refusal to the Buyers (“Assignment”), noting that, as a result of the full payment, by the Buyers, of the price stipulated in the Stock Purchase Agreement, the Right of First Refusal related to the shares held by the Controlling Company through its subsidiaries, Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L., and Sterrebeeck, B.V., will be properly exercised, with the clearance with the credit related to the full payment of the respective acquisition price by the Buyers.

3.         The purchase price of each share of Zurich Santander Previdência is of R$0.1677536612  and such payment, excepted as provided in the item 2 above, shall be made promptly in cash, at the time of the exercise of the Right of First Refusal, directly to the Company, in the position of depositary institution of the Company’s shares. Such price is net of amounts of dividends and interest on equity capital distributed and paid by Zurich Santander Previdência since October 5, 2011 up to this date, in favor of Holding.

4.         It was announced in such extraordinary general meeting of the Company that the time period for exercising the Right of First Refusal will be thirty (30) days as from and including July 4, 2013, that is, up to and including August 2, 2013. The Right of First Refusal may be freely transferred by the Company’s shareholders to third parties, pursuant to article 171, paragraph six of Law 6404/76.

5.         The Company’s Securities of the Company will be negotiated ex-right of first refusal in the acquisition of shares issued by Zurich Santander Previdência, as from and including July 4, 2013.

6.         The Shareholders with shares deposited in the BM&FBOVESPA Central Depository shall exercise the Right of First Refusal through their respective custody agent. The shareholders who own book-entry shares kept directly at Banco Santander (Brasil) S.A., the depository financial institution of the shares issued by the Company, may exercise the Right of First Refusal in any Brazilian agency of Banco Santander (Brasil) S.A.

7.         The Right of First Refusal may be negotiated at BM&FBOVESPA under the code to be assigned by that stock exchange.

8.         The Shareholders who wishes to carry out a private trading of their Right of First Refusal during the term for exercising the Right of First Refusal may do so, in which case they shall request Banco Santander (Brasil) S.A. to issue the respective rights assignment list. The rights assignment list shall be delivered to Banco Santander (Brasil) S.A. with the assignor’s signature duly certified by a notary public.

9.         The Shareholders who own book-entry shares kept directly at Banco Santander (Brasil) S.A. and wishes to exercise their Right of First Refusal or, on the terms of the item 8 above, assign it shall deliver the following documents:

(a)          Natural Persons: ID Card, enrollment with the Individual Taxpayer Register of the Ministry of Finance (CPF/MF) and proof of address.

(b)          Legal entities: Articles of Association or By-laws and Minutes of the Meeting which elected the current management, duly filed with the relevant Trade Registry, and proof of address.

In the event of action by proxy, the presentation of the respective notarizes power of attorney with certified signature will be necessary.

10.       Upon the ending of the period indicated in the item 4 above, the Company may promote one or more apportionments of eventual unsubscribed shares, or remaining shares of unsubscribed shares, on the terms of the provisions set forth in the article 171, paragraph seven, item “b” of the Law N. 6404/76 (“Unsubscribed Shares”), until there is no more Shareholders interested in acquiring the Shares. In eventual apportionment of Unsubscribed Shares, or remaining Shares of Unsubscribed Shares, the Shareholders that express interest in reserve the Unsubscribed Shares in the relevant documentation will have the period of five (5) business days from the release by the Company of a Notice to Shareholders for the acquisition and payment, upon the acquisition, in national currency, of the Unsubscribed Shares apportioned.

11.       To the extent that the Buyers have already acquired and paid the total purchase price of the Shares to Santander Brasil, in each round of Unsubscribed Shares, the Company will calculate the equity interest of the Buyers up to the maximum permitted due to the rights of Unsubscribed Shares related to the shares of the Controlling Company’s group.

12.       Additionally, the Company also clarifies that:

(a)     the Shares are common shares issued by Zurich Santander Previdência, all registered, book-entry, with no par value, that grant is owners rights and advantages and will be subject to restrictions arising from Law No. 6404/76 and from the By-laws of Zurich Santander Previdência, a copy of which is available at the Company's headquarters for consultation;

(b)     Zurich Santander Previdência is a closely-held company (companhia fechada) and has no securities traded in the securities market (i.e., on stock exchange or over-the-counter market). In fact, the shares of Zurich Santander Previdência have no market liquidity and there is no fact or circumstance signaling that its shares will have market liquidity in the future;

(c) Zurich Santander Previdência has as its core activity the operation of personal insurance in any mode, as well as annuity plans in the open-end private pension segment; it is the  sole shareholder in Zurich Santander Brasil Seguros S.A. (formerly, Santander Brasil Seguros S.A.) (“Zurich Santander Brasil Seguros” and, jointly with Zurich Santander Previdêcia, the “Insurance Companies”), which, in turn, engages in damage insurance in any mode;

(d) the Insurance Companies market their products through the Santander Brazil sales chain, on an exclusivity basis;

(e) the total amount by which the Company sold to ZS Insurance and Inversiones ZS all the existing shares issued by Zurich Santander Previdência is of two billion seven hundred and forty-four million nine hundred and ninety thousand four hundred and twenty-nine reais and ninety-eight centavos (R$ 2,744,990,429.98);

(f) as informed by the Company in the Material Fact dated October 5, 2011, the holding companies controlled by Banco Santander S.A., controlling shareholder of the Company, the Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck, B.V., assigned their respective Rights of First Refusal to acquire the shares of Zurich Santander Previdência, which, on the reference date of May 31, 2013, represent approximately 74.98% of the shares of Zurich Santander Previdência; and

(g) the Shares related to unexercised Rights of First Refusal, as well as the shares whose Right of First Refusal exercise price has not been paid until the stated date, will be deemed definitively disposed of to the Holding.

13.       The answering service to the Shareholders related to the offer of the Right of First Refusal will be conducted in the agencies of Banco Santander (Brasil) S.A. in Brazil.

14.       This notice does not constitute an offer of any securities for sale.  The Shares have been offered to the Shareholders solely as a result of the applicable Brazilian legal provisions. The Shares will not be registered under the U.S. Securities Act of 1933 and, accordingly, the depositary of the Company’s American Depositary Receipt (ADR) program may not exercise the Rights of First Refusal on behalf of the holders of the Company’s ADRs or make such rights available to the holders of the Company’s ADRs.

São Paulo, July 4, 2013

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 3, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer